EXHIBIT 99.1

Central Puerto S.A ("Central Puerto" or the "Company") (NYSE:CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Fiscal Year 2022 and quarter ("Fourth Quarter" or "4Q2022") ended on December 31, 2022.

A conference call to discuss the results of the Fiscal Year 2022 and Fourth Quarter 2022 will be held on March 9, 2023, at 10:00 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the fiscal year and the quarter ended on December 31, 2022, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on December 31, 2022, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company's financial information. As a result, investors should read this release in conjunction with Central Puerto's consolidated financial statements as of and for the quarter ended on December 31, 2022, and the notes thereto, which will be available on the Company's website.

Results for the quarter and twelve-month period ended on December 31, 2022

Central Puerto: 4Q2022 and Fiscal Year Results

Stock information:

Buenos Aires, March 9 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Fiscal Year 2022 and Quarter (“Fourth Quarter” or “4Q2022), ended on December 31, 2022.

New York Stock Exchange Ticker: CEPU 1 ADR = 10 ordinary shares Bolsas y Mercados Argentinos Ticker: CEPU

A conference call to discuss the results of the Fiscal Year 2022 and Fourth Quarter 2022 will be held on March 9, 2023, at 10 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for fiscal year and the quarter ended on December 31, 2022, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on December 31, 2022, are not comparable to the Financial Statements previously published by the company.

Contact information: Chief Financial Officer Enrique Terraneo Tel (+54 11) 4317 5000 www.centralpuerto.com inversores@centralpuerto.com

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on December 31, 2022, and the notes thereto, which will be available on the Company’s website.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	1

Results for the quarter and twelve-month period ended on December 31, 2022

A. 4Q2022 Highlights

Resolution 826/2022

On December 14 th, 2022, the Secretariat of Energy issued SE Resolution No. 826/2022, which increases the tariffs for capacity power energy and energy generation under the Base Energy scheme. The Resolution increases, retroactively, 20% from September 2022 and additional increases of 10% from December 2022, 25% increase from February 2023 and 28% from August 2023.

In addition, Resolution 826/2022:

•

Modified the payment method of “Disponibilidad de Potencia Garantizada Ofrecida” (DIGO), removing the cap that impacted on the power capacity tariffs. Hence, such tariff became independent of the power availability reached in each month.

•

Replaced the remuneration of Maximum Thermal Requirement (Remuneración de Máximo Requerimiento Térmico) for a remuneration for Generation in peak hours (Remuneración por Generación en horas de punta), both for thermal and hydroelectric generation. For this new concept, the new resolution increases the value of “Costo OyM por Combustible” (thermal) and “Energía Generada” (hydro), for summer and winter twice and once for the rest of the months to remunerate the units in service during the 5 peak hours (6:00 p.m. to 11:00 p.m.).

•	Updated the remuneration prices for non-conventional technologies with the same percentage of adjustments mentioned in the first paragraph.
•

CAMMESA was appointed to carry out power availability controls to verify the effective monthly average operability of each generating machine in case they are called for dispatch if the Agency in Charge of Dispatch (OED) so determines. Likewise, if a machine has not been summoned for dispatch, after 4,380 hours without operation, the OED must urge the commissioning and operation tests to be carried out.

Resolution 59/2023

On February 7th, 2023, through Resolution 59/2023 the Secretariat of Energy authorizes generators that have combined cycle units to adhere to the Agreement on Availability of Power and Improvement of Efficiency with the aim of encouraging the necessary investments of Major and Minor Maintenance of the machines. Through this agreement, the adhering generators undertake to achieve, at least, 85% availability of average monthly power in exchange for a new power and generation price.

In the case of Power, an amount of 2,000 USD/Mw-month is established plus the sum in pesos corresponding to 85% and 65% of the power value established in Resolution 826/22 for the periods of spring/autumn and summer/winter respectively. Additionally, the price for generated energy is set at 3.5 USD/MWh in the case of using gas and at 6.1 USD/MWh for alternative fuel (diesel).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	2

Results for the quarter and twelve-month period ended on December 31, 2022

The adherence to the Agreement by the Company, together with the improvements downloaded by Resolution 826/22 represents a significant increase in the income of the thermal units, the effects of which will be fully verified in the 2023 period.

Dividend Payment

On December 23rd, 2022, the Ordinary General Assembly of Central Puerto S.A. decided to distribute as a dividend the amount of $2.88 per share.

New investments and acquisitions

In line with our growth strategy, focus on new opportunities in the energy sector and other business in which Argentina shows strong comparative advantages we performed the following transactions:

1) Proener S.A.U acquires Forestry asset.

On December 27th, 2022, Proener S.A.U. (“Proener”), an affiliate controlled by Central Puerto S.A., acquired 100% of the capital stock and votes of Forestal Argentina S.A. and Masisa Forestal S.A.

Both companies were acquired to Masisa Chile, consisting of approximately 72,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 43,000 hectares are planted with eucalyptus and pine. The transaction price was US$69.4 millions.

This is the largest transaction in the forestry sector in the last 30 years in Argentina. In this way, Central Puerto becomes the main Argentine company in the forestry sector, a market in which foreign capital companies mostly operate.

Central Puerto has made the strategic decision to invest in those sectors in which the country has clear comparative advantages. Argentina has one of the highest growth rates not only in the region, but also worldwide: trees grow about ten times faster than in the northern hemisphere. That is why the forestry sector provides one of the businesses with the greatest competitive advantages and higher growth potential in Argentina. Being a source of future business opportunities linked to carbon credits and energy generation with biomass.

2) Proener S.A.U acquires Enel Generación Costanera S.A.

On February 17th, 2023, Proener acquired from Enel Argentina S.A. 75.68% of the capital and voting stock of Enel Generación Costanera S.A. (“Central Costanera”). The transaction price amounts US$ 48.0 millions.

By taking possession of Central Costanera, Central Puerto reinforces its growth in Argentina consolidating as market leader in the generation sector.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	3

Results for the quarter and twelve-month period ended on December 31, 2022

The value of Central Costanera represents a unique opportunity as a strategic asset. The growth potential of this acquisition is based on the operational and corporate synergies, experienced management and knowledge in technical and operational field. We believe that it is necessary to increase the power availability of the Costanera machines in order to strengthen and cover the demand at the national level.

All of this means that the acquisition cost does not accurately reflect the enormous growth potential of Central Costanera.

Central Costanera is located in the City of Buenos Aires, reaching almost 6% participation in the total installed capacity of SADI and generates energy demanded by 3.5 million homes throughout the country. Currently, the Costanera plant is made up of six turbo-steam units, with an installed capacity of 1,140 MW of power, and two Combined Cycle units of 315 MW and 850 MW.

3) Proener S.A.U celebrates a Stock Purchase agreement with Enel Argentina S.A. and Enel Américas S.A.

Proener celebrated a stock purchase agreement with Enel Argentina S.A. (“Enel Argentina”) and Enel Américas S.A. (“Enel Américas”), in which Enel Américas agreed to sell to Proener its participation interest in Inversora Dock Sud S.A. (“IDS”) representing 57.14% of IDS capital and voting stock; and Enel Argentina agreed to sell to Proener its participation interest in Central Dock Sud S.A. (“CDS”) 0.24% of CDS capital and voting stock. Indirectly, representing 41.25% of the capital and voting stock. This transaction is subject to certain conditions not accomplished at the issue of this report. USD 54.0 millions is the amount offered by Central Puerto to acquire the participation interest in Inversora Dock Sud. (“IDS”).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	4

Results for the quarter and twelve-month period ended on December 31, 2022

B. Market Overview

The table below sets forth key market data for 4Q2022, compared to 3Q2022 and 4Q2021, 2022, compared to 2021.

	4Q2022	3Q2022	4Q2021	Variation %	2022	2021	Variation %
Installed capacity (MW; EoP1)	42,927	42,899	42,988	(0.1%)	42,927	42,988	(0.1%)
Thermal (MW)	25,275	25,275	25,398	(0.5%)	25,275	25,398	(0.5%)
Hydro (MW)	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear (MW)	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable (MW)	5,062	5,034	5,001	1%	5,062	5,001	1%
Installed capacity (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	59%	59%	59%	0 p.p.	59%	59%	0 p.p.
Hydro	25%	25%	25%	0 p.p.	25%	25%	0 p.p.
Nuclear	4%	4%	4%	0 p.p.	4%	4%	0 p.p.
Renewable	12%	12%	12%	0 p.p.	12%	12%	0 p.p.
Energy Generation (GWh)	35,084	33,452	35,534	(1%)	138,741	141,797	(2%)
Thermal (GWh)	19,037	18,915	21,200	(10%)	81,746	90,074	(9%)
Hydro (GWh)	10,324	7,396	6,456	60%	30,186	24,116	25%
Nuclear (GWh)	496	2,386	2,999	(83%)	7,469	10,170	(27%)
Renewable (GWh)	5,227	4,756	4,878	7%	19,340	17,437	11%
Energy Generation (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	54%	57%	60%	(5 p.p.)	59%	64%	(5 p.p.)
Hydro	29%	22%	18%	11 p.p.	22%	17%	5 p.p.
Nuclear	1%	7%	8%	(7 p.p.)	5%	7%	(2 p.p.)
Renewable	15%	14%	14%	1 p.p.	14%	12%	2 p.p.
Energy Demand (GWh)	34,564	34,730	33,478	3%	138,753	133,877	4%
Residential	15,448	16,070	14,806	4%	63,117	60,785	4%
Commercial	9,742	9,455	9,544	2%	38,524	36,640	5%
Great Demand Industrial/Commercial	9,373	9,205	9,127	3%	37,113	36,451	2%
Energy Demand (%)	100%	100%	100%	N/A	100%	100%	N/A
Residential	45%	46%	44%	0 p.p.	45%	45%	0 p.p.
Commercial	28%	27%	29%	0 p.p.	28%	27%	0 p.p.
Great Demand Industrial/Commercial	27%	27%	27%	0 p.p.	27%	27%	0 p.p.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	5

Results for the quarter and twelve-month period ended on December 31, 2022

Installed Capacity: In 4Q2022, the installed capacity reached 42,927 MW, compared to 42,988 MW in 4Q2021, resulting in 0.1% decrease. The installed capacity from thermal´s sources decreased 0.5% from 25,398 MW in 4Q2021 to 25,275 MW in 4Q2022, while renewable´s capacity increased 1% to 5,062 MW in 4Q2022 compared to 5,001 MW in 4Q2021.

Between 4Q2022 and 4Q2021, the variation in installed capacity was 61 MW, decreasing the capacity of the system. Regarding thermal sources, the decrease of 123 MW is related to the discontinuation of 3 MW of combined cycle, 128 MW of gas turbine and, in contrast, with an increase of 8 MW of diesel engine generation. There were no new hydro projects or nuclear in this period. Regarding renewable sources, 61 MW were added to the system, in which the main sources were solar (26 MW) and wind (18 MW), followed by renewable hydro (1 MW) and biogas (4 MW).

During 4Q2022, there were 28 MW that reached commercial authorization, in which all MW were represented by renewable projects (wind and solar).

As of 4Q2022, the installed capacity is divided in 59% thermal, 25% hydro, 4% nuclear and 12% renewable (maintaining the same percentage as in 4Q2021).

Generation: In 4Q2022, energy generation decreased 1% to 35,084 GWh, compared to 35,534 GWh in 4Q2021, mainly due to: (i) a 10% decrease in thermal generation, (ii) an 83% decrease in nuclear generation, which was partially offset by: (i) a 60% increase in hydro generation, (ii) a 7% increase in renewable generation.

The decrease in thermal generation was mainly due to lower dispatch related to increased hydro dispatch, and lower availability of certain machines, which caused an average system availability of 75% in 4Q2022, compared to 78% of 4Q2021. In the case of generation from nuclear sources, the decrease was related to the shutdown for maintenance at the Atucha I and Embalse nuclear power plants, and a technical problem with the Atucha II turbines. In contrast, the increase in hydro generation is mainly related to the increase in the inflow of the Paraná River due to the opening of gates of Brazilian dams on the Iguazú River, a tributary of the Paraná River, which softened the water inflow drop due to droughts that occurred in the region. Regarding renewable energies, the increase in generation was related to the increase in installed capacity.

During 4Q2022, the main sources of energy generation continued to be thermal and hydro, with a share of 54% and 29%, respectively. Renewables continued to grow and reached 15%, 1 percentage point more than 4Q2021 while Nuclear decreased 7 percentage points from 8% in 4Q2021 to 1% in 4Q2022. Thermal generation decreased 5 percentage points compared to the same quarter in 2021, as for hydro generation it increased 11 percentage points compared to 2021, as stated above.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	6

Results for the quarter and twelve-month period ended on December 31, 2022

In 2022, energy generation decreased 2% to 138,741 GWh, compared to 141,797 GWh in 2021, mainly due to: (i) a 9% decrease in thermal generation, (ii) a 27% decrease in nuclear generation, which was partially offset by: (i) a 25% increase in hydro generation and (ii) an 11% increase in renewable generation.

Demand: In 4Q2022, energy demand increased 3% to 34,564 GWh, compared to 33,478 GWh in 4Q2021, in which residential demand grew 4%, commercial 2%, and large industrial/commercial demand a 3%.

The increase in energy demand for both the residential and commercial segments is due to the rise in temperatures and the arrival of summer. In relation to the great industrial/commercial demand, it is related to the increase in the installed capacity of the industry.

This same trend can be observed in 2022, in which demand increased by 4% to 138,753 GWh, compared to 133,877 GWh in the 2021 period.

As of 4Q2022 and in terms of demand structure, 45% is represented by residential users, 28% by commercial activity and the remaining 27% is related to great demand industrial/commercial.

In 2022, residential energy demand increased 4% compared to the 2021 period, commercial activity and large industrial/commercial demand also had increases which were 5% and 2% respectively.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	7

Results for the quarter and twelve-month period ended on December 31, 2022

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics for 4Q2022, compared to 3Q2022 and 4Q2021, and 2022, compared to 2021:

Key Metrics	4Q2022	3Q2022	4Q2021	Variation %	2022	2021	Variation %
Continuing Operations
Energy Generation (GWh)	4,687	3,932	3,727	26%	17,484	14,392	21%
-Electric Energy Generation -Thermal	2,867	2,914	2,802	2%	12,591	10,258	23%
-Electric Energy Generation - Hydro	1,389	616	538	158%	3,283	2,565	28%
-Electric Energy Generation - Wind	431	401	387	12%	1,610	1,568	3%
Installed capacity (MW; EoP1)	4,809	4,809	4,809	0%	4,809	4,809	0%
-Installed capacity -Thermal (MW)	2,995	2,995	2,995	0%	2,995	2,995	0%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	374	0%	374	374	0%
Availability - Thermal[2]	86%	82%	88%	(2 p.p.)	84%	89%	(5 p.p.)
Steam production (thousand Tons)	345	569	360	(4%)	1,960	1,209	62%

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

2Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 4Q2022, energy generation increased 26% to 4,687 GWh, compared to 3,727 GWh in the 4Q2021.

Increase in the energy generated by Central Puerto was due to:

(i)	A 2% increase in energy generation from thermal units mainly from higher dispatch of Puerto´s steam turbines TV07 and TV08.

(ii)

A 158% increase in energy generation from the hydro plant Piedra del Águila due to higher water inflows, the reservoir levels started to recover in June’22 as the inflow from the Limay and Collón Curá Rivers started to rise.

(iii)	A 12% increase in energy generation from renewable units due to an increase in the wind resource and better availability of our wind turbines.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	8

Results for the quarter and twelve-month period ended on December 31, 2022

During 4Q2022, availability for thermal units was 86%, compared to 88% in the same period of 2021, due to and extension in the programed maintenance on Puerto’s TV09 and non-programmed maintenance of TG 27 at Lujan De Cuyo site. As a reference, the market average availability for thermal units for the same period was 75%, according to data from CAMMESA.

Steam production decreased 4%, totaling 345,173 tons produced during 4Q2022, compared to 360,411 tons during the 4Q2021 due to lower demand of our client Terminal 6 S.A.

In the 2022, energy generation increased 21% to 17,484 GWh, compared to 14,392 GWh for the same period in 2021.

Increase in the energy generated by Central Puerto was due to:

(i)	an increase of 23% in the energy generation from thermal units due to San Lorenzo combined cycle´s full year operation and higher dispatch of Puerto site steam turbines.

(ii)	a 28% increase in energy generation form the hydro plant Piedra del Águila due to increases in the water inflows in the Limay and Collón Curá rivers.

(iii)	3% increase in energy generation from renewable units due to an increase in the wind resource and better availability.

During 2022, machine availability for thermal units reached 84%, compared to 89% in the same period of 2021, due (i) to extraordinary maintenance in Luján de Cuyo Cogeneration, (ii) failure in the connection line of Puerto Combined cycle, (iii) extended programed maintenance in TV9 steam turbine from Puerto site and certain small failures, and unavailability in some steam turbines. As a reference, the market average availability for thermal units for the same period was 75%, according to data from CAMMESA.

Steam production increased 62%, totaling 1,960,110 tons produced during 2022, compared to 1,208,923 tons during the 2021, due to San Lorenzo steam deliveries.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	9

Results for the quarter and twelve-month period ended on December 31, 2022

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	4Q2022	3Q2022	4Q2021	Var % (4Q/4Q)	2022	2021	Var % (Y/Y)
	Unaudited[1]	Unaudited[1]	Unaudited[1]		Audited	Audited
Revenues	21,412	23,789	27,433	(22%)	101,393	111,187	(9%)
Costs of sales	(12,583)	(12,990)	(13,416)	(6%)	(53,323)	(57,586)	(7%)
Gross profit	8,829	10,798	14,017	(37%)	48,070	53,601	(10%)
Administrative and selling expenses	(2,084)	(1,821)	(1,802)	16%	(7,467)	(8,087)	(8%)
Operating income before other operating results	6,746	8,978	12,215	(45%)	40,603	45,514	(11%)
Other operating results, net	(4,254)	10,698	(14)	30687%	21,288	4,571	366%
Operating income	2,491	19,675	12,202	(80%)	61,890	50,084	24%
Depreciation and Amortization	4,391	4,656	5,500	(20%)	19,451	20,865	(7%)
Adjusted EBITDA	6,882	24,332	17,702	(61%)	81,342	70,949	15%
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	8,841	8,130	2,085	324%	28,377	17,314	64%
• Impairment on property, plant, and equipment	(14,536)[2]	-	(5,980)	143%	(14,536)	(15,126)	(4%)
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	12,577	16,202	21,597	(42%)	67,501	68,761	(2%)

See “Disclaimer-Adjusted EBITDA” below for further information.

_________________________________

1 4Q2022 and 4Q2021 figures were constructed, as the difference between the 2022 and 2011 financial figures, minus the 9M2022 and 9M2021 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2022, in all cases stated in the measuring unit current on December 31, 2022. The 3Q2022 financial figures were also calculated based on the information originally published in the 3Q2022 Financial Statement, stated in terms of the measuring unit current as of December 31, 2022.

2 Includes spare parts impairments.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	10

Results for the quarter and twelve-month period ended on December 31, 2022

Adjusted EBITDA Reconciliation

Million Ps.	4Q2022	3Q2022	4Q2021	Var % (4Q/4Q)	2022	2021	Var % (Y/Y)
	Unaudited[3]	Unaudited[2]	Unaudited[2]		Audited	Audited
Consolidated Net income (loss) for the period	2,364	5,305	1,655	43%	19,078	(1,262)	(1612%)
Loss on net monetary position	8,297	10,036	3,284	153%	30,463	3,222	846%
Financial expenses	13,526	12,121	5,195	160%	43,453	34,703	25%
Financial income	(8,371)	(11,074)	(2,488)	236%	(25,538)	(3,784)	575%
Share of the profit of an associate	248	(248)	(190)	(230%)	(112)	1,100	(110%)
Income tax expenses	(1,398)	3,536	4,746	(129%)	6,720	16,106	(58%)
Depreciation and amortization	4,391	4,656	5,500	(20%)	19,451	20,865	(7%)
Acquisition of participation in companies	(12,174)	-	-	n.a.	(12,174)	-	n.a.
Adjusted EBITDA	6,882	24,332	17,702	(61%)	81,342	70,949	15%
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	8,841	8,130	2,085	324%	28,377	17,314	64%
• Impairment on property, plant, and equipment	(14,024)[4]	-	(5,980)	143%	(14,536)	(15,126)	(4%)
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	12,577	16,202	21,597	(42%)	67,501	68,761	(2%)

_________________________________

3 4Q2022 and 4Q2021 figures were constructed, as the difference between the 2022 and 2011 financial figures, minus the 9M2022 and 9M2021 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2022, in all cases stated in the measuring unit current on December 31, 2022. The 3Q2022 financial figures were also calculated based on the information originally published in the 3Q2022 Financial Statement, stated in terms of the measuring unit current as of December 31, 2022.

4 Includes spare parts impairments.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	11

Results for the quarter and twelve-month period ended on December 31, 2022

Key Macroeconomic Figures

	4Q2022	3Q2022	4Q2021	Var % (4Q/4Q)	2022	2021	Variation %

Depreciation	20%	18%	4%	409%	72%	22%	228%

Inflation	17%	22%	10%	70%	95%	51%	38%

4Q 2022 Results Analysis

Revenues decreased to Ps. 21.4 billion in the 4Q2022, as compared to Ps. 27.4 billion in the 4Q2021. This 22% decrease was mainly due to:

(i)

a 48% decrease in Sales under contracts, which amounted to Ps. 9.6 billion during the 4Q2022, as compared to Ps. 18.5 billion in the 4Q2021, it was impacted by the ending of Brigadier Lopez TG PPA contract in August 2022 (Ps. 5.6 billons).

(ii)	an extraordinary maintenance in TG27 of the Lujan de Cuyo Cogeneration plant.
(iii)	and negatively impacted by a higher inflation´s adjustment over the peso´s depreciation in the period.

Is worth to mention that the impact related to the ending of Brigadier Lopez TG PPA contract will be recovered with the new PPA contract for the Brigadier Lopez steam turbine when we finish the closing of the combined cycle expected for first quarter of 2025.

partially offset by:

(i)

a 40% increase in Spot/Energía Base Sales (Revenues from Resolution 826/22 SE) which totaled Ps. 10.5 billion in the 4Q2022 as compared to 7.5 billion in the 4Q2021, due to retroactive increases related with Resolution 826/22 SE price adjustment and higher hydro generation.

(ii)	a 6% increase in the Steam Sales, which totaled Ps. 0.8 billion in the 4Q2022, compared to Ps. 0.7 billion in the 4Q2021.

Operating income before other operating results, was Ps. 6.7 billion, compared to Ps. 12.2 billion in the 4Q2021. This 45% decrease was due to:

(i)	the above-mentioned drop in revenues,
(ii)

6% decrease in the costs of sales that totaled Ps. 12.6 billion, compared to Ps. 13.4 billion in the 4Q2021, primarily driven by 3% decrease in production costs, which totaled Ps. 10.4 billion in the 4Q2022, as compared to Ps. 10.7 billion in the 4Q2021 mainly due to a decrease in insurance costs of Ps. 0.2 billion; offset by a lower Depreciation and Amortization compared between 4Q2022 with 4Q2021.

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Results for the quarter and twelve-month period ended on December 31, 2022

(iii)

16% increase in administrative and selling expenses that totaled Ps. 2.1 billion in the 4Q2022, as compared to Ps. 1.8 billion in the 4Q2021, mainly driven by a Ps. 0.15 billion increase in debit and credit tax and Ps. 0.13 billion increase in compensation and employee benefits among other expenses.

(iv)	a decrease in other operating results, mainly due to 2.4 billion on one-time gain in the 4Q2021 related to a recover of a commercial credit.

Adjusted EBITDA was Ps. 6.9 billion in the 4Q2022, compared to Ps. 17.7 billion in the 4Q2021. This decrease was mainly due to:

(i)	the above-mentioned variations,
(ii)	20% decrease in depreciations and amortizations that totaled Ps. 4.4 billion during the 4Q2022, as compared to Ps. 5.5 billion during the 4Q2021.

partially offset by:

(i)

a 6.8 billion increase in foreign exchange difference on operating assets, mainly related to FONI trade receivables, that generated a Ps. 8.8 billion gain during the 4Q2022, compared to Ps. 2.1 billion gains during the 4Q2021 due to a higher depreciation of the Argentine peso during the quarter. As a reference, during the 4Q2022, the Argentine peso depreciated 20.26%, compared to 3.98% on 4Q2021.

(ii)

8.5 billion decrease due to an impairment on property, plant, and equipment during 4Q2022 related with San Lorenzo combined cycle and some renewable sites, driven by a change in the global macroeconomic variables, increasing the discount rate, and increase in the local inflation rate over the devaluation of the peso.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 12.6 billion in the 4Q2022, compared to Ps. 21.6 billion in 4Q2021.

Consolidated Net Income was Ps. 2.4 billion and Net Income for shareholder was Ps. 2.2 billion or Ps. 1.59 per share or Ps. 15.87 per ADR, in the 4Q2022, compared to a Consolidated Net Income of Ps. 1.7 billion and Net Income for shareholder of Ps. 1.6 billion, respectively, or Ps. 1.07 per share or Ps. 10.66 per ADR, in the 4Q2021. In addition to the above-mentioned factors, net income was positively impacted by:

(i)	lower deferred income tax, due to PP&E impairment that amounted to Ps. 1.4 billion gain in the 4Q2022, compared to Ps. 4.7 billion loss in the 4Q2021 impacted by lower EBITDA and financial results.
(ii)	12.2 billion of fair value gains on Forestry acquisition.

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Results for the quarter and twelve-month period ended on December 31, 2022 and negatively impacted by:

(i)

an increase in net monetary position loss which amounted 8.3 billion during the 4Q2022 due to a higher inflation and higher balance of monetary assets, partially offset by the share of profit of associates with a Ps. 0.2 billion gain during the 4Q2022 compared to a Ps. 0.2 billion loss in the 4Q2021.

(iii)

an increase in financial expenses which amounted to Ps. 13.5 billion during the 4Q2022, compared to Ps. 5.2 billion in the 4Q2021 mainly due to an increase in foreign exchange difference due to a higher depreciation of the Argentine peso during the quarter. Offset by an increase in financial income that amounted to Ps. 8.4 billion in the 4Q2022, compared to financial income Ps. 2.5 billion in the 4Q2021, mainly due to higher financial assets results in 4Q2022 of Ps 7.8 billion.

(ii)	Higher FX difference and interest in FONI receivables partially offset by the Negative impact of Impairment on property, plant, and equipment.

FONI collections totaled Ps. 3.1 billion in the 4Q2022, including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 3.6 billion of 4Q2021. The amounts are being collected on time and according to the signed contract.

2022 Results Analysis

Revenues were Ps. 101.4 billion in the 2022, as compared to Ps. 111.2 billion in the 2021. This 9% decrease was mainly due to:

(i)

a 13% decrease in Spot /Energia Base sales (Revenues from Resolution 238/22 SE and 826/22 SE) which totaled Ps. 40.2 billion in the 2022 as compared to 46.4 billion in the 2021, mainly due to higher inflation than price adjustment.

(ii)

an 8% decrease in Sales under contracts, which amounted to Ps. 53.9 billion during the 2022, as compared to Ps. 58.7 billion in the 2021, it was impacted by the Termination of Brigadier Lopez TG PPA contract in August 2022, partially offset by increases in sales due to San Lorenzo combined cycle completion.

partially offset by:

(i)	a 47% increase in the Steam Sales, which totaled Ps. 4.9 billion in the 2022, compared to Ps. 3.3 billion in the 2021, as the steam production increased 62% in the period.

Operating income before other operating results, was Ps. 40.6 billion, compared to Ps. 45.5 billion in the 2021. This 11% decrease was due to:

(i)	the above-mentioned drop in revenues,

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Results for the quarter and twelve-month period ended on December 31, 2022 partially offset by:

(i)

7% decrease in the costs of sales that totaled Ps. 53.3 billion, compared to Ps. 57.6 billion in the 2021, primarily driven by a 7% decrease in production costs, mainly due to (i) a decrease in amortizations on intangible assets (ii) a reduction in maintenance expenses and (iii) due to an insurance recovery.

(ii)

an 8% decrease in administrative and selling expenses that totaled Ps. 7.5 billion in the 2022, as compared to Ps. 8.1 billion in the 2021, mainly because a Ps. 0.6 billion decrease in fees and compensation services.

(iii)	a decrease in lower financial cost of operating activities.

Adjusted EBITDA was Ps. 81.3 billion in the 2022, compared to Ps. 70.9 billion in the 2021. This increase was mainly due to:

(i)	the above-mentioned negative variations,
(ii)	a 7% decrease in depreciations and amortizations that totaled Ps. 19.5 billion during the 2022, as compared to Ps. 20.9 billion during the 2021.

fully offset by:

(iii)

a 64% increase in foreign exchange difference on operating assets, mainly related to FONI trade receivables, that generated a Ps. 28.4 billion gain during the 2022, compared to Ps. 17.3 billion during the 202 1 due to a higher depreciation of the argentine peso during the period.

(iv)	a Ps. 14.5 billion or 4% decrease in the item “Impairment of property, plant and equipment and intangible assets”, related with San Lorenzo combined cycle and some renewable sites.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 67.5 billion in the 2022, compared to Ps. 68.8 billion in 2021.

Consolidated net income was Ps. 19.1 billion and Net income for shareholders was Ps. 19 billion or Ps. 12.65 per share or Ps. 126.49 per ADR, in the 2022, compared to a Consolidated net loss of Ps. 1.3 billion and Net loss for shareholder of Ps. 1.4 billion, respectively, or Ps. (0.96) per share or Ps. (9.60) per ADR, in the 2021. In addition to the above-mentioned factors, net income was positively impacted by:

(i)	lower deferred income tax, due to PP&E impairment that amounted to Ps. 6.7 billion in the 2022, compared to Ps. 16.1 billion in the 2021.
(ii)	12.2 billion of fair value gains on Forestry acquisition.

and negatively impacted by:

(iii)

an increase in financial expenses which amounted to Ps. 43.5 billion during the 2022, compared to Ps. 34.7 billion in the 2021 due to more foreign exchange variation, which increased from Ps. 24.1 billion in 2021 to Ps. 36.3 billion for 2022, mainly due to a major depreciation of the argentine peso. Offset by an increase in financial income that amounted to Ps. 25.5 billion in the 2022, compared to Ps. 3.8 billion in the 2021, mainly due to a Ps. 22.5 billion increase of net gains on financial assets at fair value.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	15

Results for the quarter and twelve-month period ended on December 31, 2022

(i)

an increase of net monetary position loss which amounted to Ps. 27.3 billion during the 2022 due to a higher inflation during 2022 and higher balance of monetary assets, partially offset by the share of profit of associates with a Ps. 0.1 billion gain during the 2022 compared to a loss of Ps. 1.1 billion in 2021.

FONI collections totaled Ps. 12.4 billion in the 2022, including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 16.0 billion of 2021. The amounts are being collected on time and according to the signed contract.

Financial Situation

As of December 31, 2022, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 9.2 billion, and Other Current Financial Assets of Ps. 41.7 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of December 31, 2022
Cash and cash equivalents (stand-alone)		262
Other current financial assets (stand-alone)		31,749
Financial Debt (stand-alone)		(23,402)
Composed of:
Financial Debt (current) (Central Puerto S.A stand-alone)	(8,761)
Financial Debt (non-current) (Central Puerto S.A stand-alone)	(14,641)
Subtotal Central Puerto stand-alone Net Cash Position		8,609
Cash and cash equivalents of subsidiaries		8,982
Other current financial assets of subsidiaries		9,996
Financial Debt of subsidiaries		(40,025)
Composed of:
Financial Debt of subsidiaries (current)	(9,425)
Financial Debt of subsidiaries (non-current)	(30,600)
Subtotal Subsidiaries Net Cash Position		(21,047)
Consolidated Net Debt Position		(12,438)

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Results for the quarter and twelve-month period ended on December 31, 2022

Cash Flows of 2022

Million Ps.	2022 ended on December 31, 2022
Cash and Cash equivalents at the beginning	549
Net cash flows provided by operating activities	55,638
Net cash flows used in investing activities	(31,260)
Net cash flows used in financing activities	(16,307)
Exchange difference and other financial results	1,304
Results due to exposure to the change in the purchasing power of the currency generated by cash and cash equivalents	(680)
Cash and Cash equivalents at the end	9,244

Net cash provided by operating activities was Ps. 55.6 billion during the 2022. This cash flow arises from (i) Ps. 25.8 billion from the Other operating results, net obtained during the 2022, (ii) Ps. 15.8 billion in collection of interests from clients, including the ones from FONI, (iii) Ps. 3.4 billion in variations in Other Non-Financial Assets and Inventories, (iv) insurance recoveries of Ps. 1.3 billion, and (v) Adjustments to reconcile profit for the year before income tax with net cash flows of Ps. 21.1. billon, which was partially offset by (i) income tax expense paid of Ps. (8.0) billion,  (ii) Ps. (3.7) billion in variation in Trade Accounts Payable, Other Accounts Payable, Other Non-Financial Liabilities and Employee Benefit Liabilities.

Net cash used in investing activities was Ps. 31.3 billion in 2022. This amount was mainly due to (i) Ps. (17.9) billion from the investment in short-term financial assets, net, (ii) Ps. (10.4) billion in Forestal Argentina acquisition, (iii) Ps. (3.3) billon in Investment in financial assets and Capex which was partially offset by (iv) Ps. 0.3 billion in dividends collected.

Net cash used in financing activities was Ps. 16.3 billion in the 2022. This amount was mainly the result of (i) Ps. (3.6) billion of dividends paid, (ii)Ps. (6.3) billion in debt service amortizations of existing loans mainly related to expansion projects, (iii) Ps. (6.4) billon in interest in financial expenses mainly related to those loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	17

Results for the quarter and twelve-month period ended on December 31, 2022

E. Tables

a. Consolidated Statement of Income

	4Q 2022	4Q 2021
	Unaudited[3]	Unaudited
	Thousand Ps.	Thousand Ps.

Revenues	21,411,984	27,432,502
Cost of sales	(12,582,778)	(13,415,505)
Gross income	8,829,206	14,016,997
	-	-
Administrative and selling expenses	(2,083,565)	(1,801,670)
Other operating income	10,287,090	3,143,302
Other operating expenses	(517,808)	2,822,433
Property plant and equipment impairment	(14,023,567)	(5,979,553)
Operating income	2,491,356	12,201,508
	-	-
Gain (loss) on net monetary position	(8,296,744)	(3,283,905)
Finance income	8,907,791	2,488,023
Finance expenses	(14,063,228)	(5,195,477)
Share of the profit of associates	(247,656)	189,797
Acquisition of participation in companies	12,174,169	-
Income/Loss before income tax	965,688	6,399,945
Income tax for the period	1,398,380	(4,745,552)
Net income/loss for the period	2,364,068	1,654,393
Attributable to:
-Equity holders of the parent	2,388,224	1,604,641
-Non-controlling interests	(24,156)	49,752
	2,364,068	1,654,393
Earnings per share:
Basic and diluted (Ps.)	1.59	1.07

_________________________________

3 4Q2022 and 4Q2021 figures were constructed, as the difference between the 2022 and 2021 financial figures, minus the 9M2022 and 9M2021 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2022, in all cases stated in the measuring unit current on December 31, 2022.

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Results for the quarter and twelve-month period ended on December 31, 2022

	2022	2021
	Audited	Audited
	Thousand Ps.	Thousand Ps.

Revenues	101,392,706	111,186,661
Cost of sales	(53,322,891)	(57,585,906)
Gross income	48,069,815	53,600,755

Administrative and selling expenses	(7,467,141)	(8,087,079)
Other operating income	35,913,509	21,269,586
Other operating expenses	(602,151)	(1,573,218)
Property plant and equipment impairment	(14,023,567)	(15,125,724)
Operating income	61,890,465	50,084,320

Gain (loss) on net monetary position	(30,463,105)	(3,221,836)
Finance income	25,538,201	3,784,144
Finance expenses	(43,453,085)	(34,702,805)
Share of the profit of associates	111,534	(1,099,611)
Acquisition of participation in companies	12,174,169	-
Income/Loss before income tax	25,798,179	14,844,212
Income tax for the period	(6,720,204)	(16,106,205)
Net income/loss for the period	19,077,975	(1,261,993)
Attributable to:
-Equity holders of the parent	19,040,491	(1,445,514)
-Non-controlling interests	37,484	183,521
	19,077,975	(1,261,993)
Earnings per share:
Basic and diluted (Ps.)	12.65	(0.96)

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Results for the quarter and twelve-month period ended on December 31, 2022

b. Consolidated Statement of Financial Position

	As of December 31, 2022	As of December 31, 2021
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	197,914,753	215,486,697
Intangible assets	7,775,163	11,764,706
Biological Assets	12,298,752	-
Investment in associates	12,157,961	12,272,695
Inventories	2,188,125	743,545
Other non-financial assets	245,878	670,529
Trade and other receivables	42,318,927	59,271,463
Other financial assets	1,166,408	67,938
Deferred tax asset	835,675	256,262
	276,901,642	300,533,833
Current assets
Biological Assets	2,948,264	-
Inventories	6,320,325	2,819,012
Other non-financial assets	891,874	4,584,052
Trade and other receivables	43,892,015	44,321,953
Other financial assets	41,745,569	38,646,568
Cash and cash equivalents	9,243,771	548,787
	105,041,818	90,920,372
Total assets	381,943,460	391,454,205

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	78,266,118	78,266,118
Legal reserve	12,297,965	12,297,965
Voluntary reserve	156,000,937	161,793,029
Other equity accounts	(5,809,476)	(5,780,946)
Retained earnings	18,887,833	(1,428,842)
Equity attributable to shareholders of the parent	261,157,399	246,661,346
Non-controlling interests	198,008	331,371
Total Equity	261,355,407	246,992,717

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	20

Results for the quarter and twelve-month period ended on December 31, 2022

Non-current liabilities
Other non-financial liabilities	7,572,272	10,551,939
Other loans and borrowings	45,240,939	70,480,543
Compensation and employee benefits liabilities	745,477	665,871
Provisions	59,373	93,849
Deferred income tax liabilities	24,468,302	29,559,226
	78,086,363	111,351,428
Current liabilities
Trade and other payables	7,506,672	5,301,417
Other non-financial liabilities	8,772,049	6,540,438
Other loans and borrowings	18,186,024	13,273,992
Compensation and employee benefits liabilities	3,222,394	3,179,379
Income tax payable	4,768,435	4,640,132
Provisions	46,116	174,702
	42,501,690	33,110,060
Total liabilities	120,588,053	144,461,488
Total equity and liabilities	381,943,460	391,454,205

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Results for the quarter and twelve-month period ended on December 31, 2022

c. Consolidated Statement of Cash Flow

	2022	2021
	Thousand Ps	Thousand Ps
Operating activities
Income for the period before income tax	25,798,179	14,844,212

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant, and equipment	15,490,504	14,877,607
Amortization of intangible assets	3,960,776	5,987,461
Property, plant and equipment and intangible assets impairment	14,023,567	15,125,724
Income from sale of property, plant and equipment and inventory	(19,895)	(204,872)
Discount of trade and other receivables and payables, net	(262,851)	(461,132)
Interest earned from customers	(6,652,029)	(7,033,279)
Commercial and fiscal interests lost	-	1,216,353
Financial income	(25,538,201)	(3,784,144)
Financial expenses	43,453,085	34,702,805
Insurance Recovery	(1,340,565)	-
Share of the profit of associates	(111,534)	1,099,611
Result for acquisition of participation in companies	(12,174,169)	-
Provision for impairment of materials	512,183	80,557
Movements in provisions and long-term employee benefit plan expenses	343,869	596,406
Foreign exchange difference for trade receivables	(27,321,040)	(13,401,746)
Loss on net monetary position	16,724,713	(1,749,119)

Working capital adjustments:
Increase/Decrease in trade and other receivables	10,039,168	7,109,567
Increase/Decrease in other non-financial assets and inventories	3,390,807	(1,927,553)
Increase/Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(3,684,398)	(13,424,597)

Commercial and fiscal interests paid	-	(1,216,353)
Interest received from customers	5,789,844	6,862,365
Income tax paid	(8,043,080)	(8,583,682)
Insurance Recovery	1,259,255	-
Net cash flows provided by operating activities	55,638,188	50,716,191

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	22

Results for the quarter and twelve-month period ended on December 31, 2022

Investing activities
Purchase of property, plant, and equipment and inventory	(3,350,719)	(10,464,290)
Dividends received	281,082	273,038
Sale of property, plant, and equipment	47,111	7,100,171
Sale of other financial assets, net	(17,851,944)	(10,396,755)
Acquisition of subsidiaries and associates, net of the cash acquired	(10,356,843)	-
Acquisition of own shares	(28,530)	-
Net cash flows used in investing activities	(31,259,843)	(13,487,836)

Financing activities
Banks and investment accounts overdrafts received (paid), net	2,106,210	(3,136,209)
Loans paid	(8,456,183)	(25,114,239)
Borrowing costs and loan refinancing	(285,267)	(678,492)
Interests and other loan costs paid	(6,084,130)	(8,177,416)
Dividends paid	(3,587,388)	(229,439)
Net cash flows used in financing activities	(16,306,758)	(37,335,795)

Increase/Decrease in cash and cash equivalents	8,071,587	(107,440)
Exchange difference and other financial results	1,303,724	156,567
Monetary results effect on cash and cash equivalents	(680,327)	(319,778)
Cash and cash equivalents as of January 1	548,787	819,438
Cash and cash equivalents as of December 31, 2022	9,243,771	548,787

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	23

Results for the quarter and twelve-month period ended on December 31, 2022

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Fiscal Year 2022 and Fourth Quarter 2022 results on March 9, 2023, at 10 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Financial Officer. To access the conference call, please dial:

Participants (Toll Free): +1-877-545-0523

International Participants: +1-973-528-0016

Participant Access Code: 628197

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	24

Results for the quarter and twelve-month period ended on December 31, 2022

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•

“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•

“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

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Results for the quarter and twelve-month period ended on December 31, 2022

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	26

Results for the quarter and twelve-month period ended on December 31, 2022

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation, and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	27